May 31, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave, Esq.

Attorney-Advisor

Office of International Corporate Finance

Re:	Federative Republic of Brazil
Registration Statement under Schedule B
File No. 333-210338

Ladies and Gentlemen:

On behalf of the Federative Republic of Brazil (the “Republic”), we hereby request that the Republic’s Registration Statement (File No. 333-210338) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 23, 2016, be declared effective at 4:00 p.m. on June 1, 2016 or as soon thereafter as practicable.

The Republic has authorized the undersigned to acknowledge to you on its behalf that

•	the Republic is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the comments of the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Republic may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gregory Harrington

  Gregory Harrington